UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO.     )

LeMaitre Vascular, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

525558201 (CUSIP Number)

12/31/2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP NO. 525558201	13G	PAGE 2 OF 4 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

George W. LeMaitre
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
Not applicable
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

3,889,413 shares of common stock
6. SHARED VOTING POWER

610,154**
7. SOLE DISPOSITIVE POWER

3,889,413 shares of common stock
8. SHARED DISPOSITIVE POWER

610,154**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,499,567.

**The LeMaitre Family LLC holds 610,154 shares of common stock and is 100% owned by Peter Boland, as trustee for various trusts formed for the benefit of the children of George D. LeMaitre, M.D. and Cornelia W. LeMaitre, including George W. LeMaitre. The trust for the benefit of George W. LeMaitre holds a 20% membership interest in LeMaitre Family LLC. George W. LeMaitre and Peter Boland are the managers of LeMaitre Family LLC, with sole voting and investment power with respect to all shares held by such entity, acting by unanimous agreement.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

Not applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

29.5
12.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13G	PAGE 3 OF 4 PAGES

ITEM 1:	(a)	NAME OF ISSUER:

SEE COVER PAGE

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

63 Second Avenue, Burlington, MA 01803

ITEM 2:	(a)	NAME OF PERSON FILING:

See item 1 on page 2

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

63 Second Avenue, Burlington, MA 01803

	(c)	CITIZENSHIP:

See Item 4 on page 2

	(d)	TITLE OF CLASS OF SECURITIES:

See Cover Page

	(e)	CUSIP NUMBER:

See Cover Page

ITEM 3:	Not applicable

SCHEDULE 13G	PAGE 4 OF 4 PAGES

ITEM 4:	OWNERSHIP:

(a) AMOUNT BENEFICIALLY OWNED:
See Item 9 on page 2

(b) PERCENT OF CLASS:
See Item 11 on page 2

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS VOTING AND DISPOSITIVE POWERS (SOLE AND SHARED):
See Items 5-8 on page 2

ITEM 5:	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:	☐

Not applicable

ITEM 6:	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7:	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8:	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9:	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10:	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

/s/ George W. LeMaitre
George W. LeMaitre